Exhibit 99.1

HLS Systems International Appoints Industry Veteran Peter Li as
Chief Financial Officer; Expects to Increase R&D Investment in Calendar Year 2009

Beijing, China – January 22, 2009 – HLS Systems International, Ltd. (NASDAQ: HOLI) ("HLS" or the "Company"), the leading provider of automation and control systems in the industrial, rail and nuclear power sectors in China, announced today the appointment of Peter Li as its new Chief Financial Officer (CFO), effective of February 1, 2009. Mr. Li will be based in Beijing and replace the Company’s interim CFO Herriet Qu, who will remain with the Company.

Peter Li, 44, currently serves as a Director of CS China Acquisition Corp. (CSACF.OB) and as an independent Director and audit committee chairman for Yuhe International Inc. (YUII.OB) and China Valves Technology, Inc. (CVVT.OB). He also serves as a senior advisor for Yucheng Technologies Ltd. ("Yucheng") (NASDAQ: YTEC) until February 28, 2009, a leading IT service provider to banking industry in China, where he also served from October 2004 through February 2008 as CFO.

Prior to his tenure at Yucheng, Peter worked in corporate financial management with various companies, including as Internal Controller at Lenovo, one of the world’s largest makers of personal computers. Peter graduated from Beijing Foreign Studies University with a B.A. and received a Master of Education from the University of Toronto. Peter is a Certified General Accountant in Ontario, Canada, and is fluent in English and Mandarin.

Dr. Changli Wang, CEO of HLS, commented, "Peter Li will be a great asset to our team. We expect HLS’ CFO to perform a number of roles, and we undertook a thorough screening process to find an individual that would be an ideal fit for our Company. We believe that Peter’s profound knowledge of Wall Street and Chinese foreign-listed enterprises, his strong track record of communicating with the investor community and his more than 17 years of operational and strategic management experience will help HLS in achieving its strategic objective of long-term sustainable growth and value creation for our shareholders. We are very excited to have Peter join our team."

Mr. Li noted, "I am honored to join HLS and am excited by the Company’s mission to become one of the world’s leading automation system providers. Dr. Wang and HLS’ management team has a strong track record of making prudent capital investments in the right sectors at the right time. Its current leading position in high-speed rail and nuclear power sectors is a manifesto of this team’s vision and execution over past 5 years. I look forward to the challenge of leading HLS in communicating with investors, growing the company, and increasing long-term shareholder value."

Company Plans to Increase R&D Investment

HLS also announced that it is planning increase its R&D investment in 2009 calendar year to further complete its product offerings in its core vertical sectors, which include:

1. High-speed railway signaling safety and subway signaling;

2. Nuclear power station instrument & control systems; and

3. DCS systems and applications used in industrial automation.

Dr. Wang commented, "We believe that HLS has obtained the leading position in the Chinese automation system market of rail, nuclear power, and industrial sectors by marrying its strong technical and project implementation capabilities with solid customer relationships. We expect that increased R&D activities will enable HLS to better capture market opportunities in its targeted sectors, further establish the Company as a market leader among local Chinese players, propel HLS into being one of the leading global automation system providers in the world, and create long-term value for our shareholders."

About HLS Systems International

HLS Systems International is the leading automation systems provider in the industrial, rail and nuclear power sectors in China, with its own proprietary core technologies and completing numerous projects utilizing a wide array of automation products. Founded in 1993, HLS current have approximately 1,800 employees with 9 sales centers and 13 service centers in China. Its product lines include digital railway signal & information systems, safety control of nuclear power reactors, e-government, motor drive & transmission.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the significance of the Company’s appointment of Peter Li as CFO; the impact of the Company’s planned R&D investment; the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of HLS’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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Contact information:

HLS Systems International, Ltd.
www.hollysys.com
Jennifer Zhang, 8610-5898-1386
Investor Relations and Corporate Communications
zhangqiuju@hollysys.com
or
INVESTOR RELATIONS COUNSEL
The Equity Group Inc.
Adam Prior, 212-836-9606
aprior@equityny.com